Mail Stop 4561

          July 12, 2005


      VIA USMAIL and FAX (303) 238-3368

Mr. Michael I. Ruxin, M.D.
Acting Chief Financial Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, Colorado 80215

      Re:	Global Med Technologies, Inc.
		Form 10-K for the year ended 12/31/2004
      Filed 3/4/2005
      File Nos. 000-22083

Dear Mr. Michael I. Ruxin, M.D.:

      We have reviewed your filing and have the following comment. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, pages F-15 - F-16

1. We note that when the consulting services are essential to the functionality of the product or any portion of the payment of the license fee is contingent solely upon the performance of consulting services, license fees are recognized ratably over the anticipated
period of performance of the consulting services.   Please define
"ratably" and tell us how you considered the guidance outlined in paragraph 64 of SOP 97-2 in determining the appropriateness of your revenue recognition policy.


*    *    *    *


      As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3498 if you have questions.



							    Sincerely,



    Linda Van Doorn
    Senior Assistant Chief Accountant



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Michael I. Ruxin, M.D.
Global Med Technologies, Inc.
July 12, 2005
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